UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69652 / May 29, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15337

In the Matter of **INTEGRITY BANCSHARES, INC.** **Respondent.**	**ORDER INSTITUTING ADMINISTRATIVE PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Integrity Bancshares, Inc. ("Integrity " or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Administrative Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   Integrity Bancshares, Inc., was a Georgia corporation with its principal place of business in Alpharetta, Georgia.   Integrity formerly operated as the holding company for nowclosed Integrity Bank, which offered commercial banking services in Georgia. On August 29, 2008, the Georgia Department of Banking and Finance closed Integrity Bank and the Federal Deposit Insurance Corporation ("FDIC") was named as the receiver of Integrity Bank. Integrity's incorporation was administratively dissolved by the State of Georgia in September 2010 due to its failure to file its annual registration. The common stock of Integrity is registered under Section 12(g) of the Exchange Act. Integrity common stock was previously listed and traded on Nasdaq. It is currently quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group, Inc. ("OTC Link").

B.   On October 10, 2008, Integrity filed a voluntary petition for relief pursuant to Chapter 7 of Title 11 of the United States Code in the United States Bankruptcy Court for the Northern District of Georgia, Bankruptcy Case No. 08-80512, and Jordan E. Lubin was appointed as Trustee.

C.   Integrity has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since March 15, 2007, or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending September 30, 2007.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary